November 16, 2018

Via Email and Edgar Filing
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, N.E.
Washington, D.C. 20549
Attention: Aamira Chaudhry and Doug Jones

Re:     Fiesta Restaurant Group, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed February 26, 2018
File No. 001-35373

Dear Ms. Chaudhry and Mr. Jones:

On behalf of Fiesta Restaurant Group, Inc. ("Fiesta" or the "Company"), please find below Fiesta's response to the comment letter dated November 7, 2018, from the Staff of the Securities and Exchange Commission (the "Staff") regarding Fiesta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017. We have included above our response a copy in italics of the comment to which we are responding.

Form 10-K for the Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 11. Business Segment Information, page F-18

1.
Please tell us the basis for designating the segment measure "adjusted EBITDA" and referring to the reconciliation of consolidated net income/loss to adjusted EBITDA as "unaudited" when contained in a note to the financial statements that is audited.

The Company respectfully acknowledges the Staff's comment. The segment measure adjusted EBITDA was presented in conformity with Accounting Standards Codification 280 and was audited. We will remove the reference "unaudited" from future filings beginning with our Annual Report on Form 10-K for the fiscal year ending December 30, 2018.

14800 Landmark Blvd., Suite 500 ● Dallas, TX 75254 ● (972) 702-9300 ● www.frgi.com

Securities and Exchange Commission
November 16, 2018

Sincerely,

/s/ Lynn Schweinfurth
Lynn Schweinfurth
Senior Vice President, Chief Financial Officer and Treasurer